Exhibit 11.1

CODE OF BUSINESS CONDUCT AND ETHICS

AND

WHISTLEBLOWER POLICY

I.            PURPOSE

This Code of Business Conduct and Ethics and Whistleblower Policy (the “Code”) contains general guidelines for conducting the business of Belite Bio, Inc, a Cayman Islands company, and its subsidiaries and consolidated affiliated entity (collectively, the “Company”) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code is designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
●	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;
●	compliance with applicable laws, rules and regulations;
●	prompt internal reporting of violations of the Code; and
●	accountability for adherence to the Code.

II.            APPLICABILITY

This Code applies to all directors, officers and employees of the Company, whether they work for the Company on a full-time, part-time, consultative or temporary basis (each, an “employee” and collectively, the “employees”). Certain provisions of the Code apply specifically to our chief executive officer, chief financial officer, other chief senior officers, senior finance officer, controller, vice presidents and any other persons who perform similar functions for the Company (each, a “senior officer,” and collectively, the “senior officers”).

The Board of Directors of the Company (the “Board”) has appointed the Company’s Chief Financial Officer, as the Compliance Officer for the Company (the “Compliance Officer”) . If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Compliance Officer.

III.          Whistleblower Policy

Obligation to report violations or suspected violations

Employees having any information or knowledge regarding the existence of any violation or suspected violation of the Code have the duty to report the violation or suspected violation on the whistleblower compliance website (the “Whistleblower Compliance Website”) (the contact details for which are listed below), or the Compliance Officer or the chairperson of the audit committee (the “Audit Committee”). Employees are also encouraged to raise any issues or concerns regarding the Company’s business or operations. Failure to report a suspected or actual violation is itself a violation of the Code and may subject Employees to disciplinary actions, up to and including termination of employment or other relationship with the Company or, potentially, legal action. Reports may be made on a completely confidential and anonymous basis. To the extent any investigation is necessitated by a report, the Company will endeavor to keep the proceedings and the identity of the reporting associate confidential, except to the extent disclosure is required by law, regulation or court order or is necessary to permit a complete investigation of such report.

Individuals should consider leaving, but are not required to leave, their name or a contact number when submitting a report. Such information may facilitate a more thorough and efficient investigation. The Compliance Officer will strive to maintain the integrity and confidentiality of all compliance-related communications. However, in certain circumstances, the identity of the person reporting the issue may become known or may need to be revealed, particularly if federal or state enforcement authorities become involved in the investigation. The Company cannot guarantee confidentiality, particularly when material evidence of a violation of the law is disclosed or if the person is identified during the normal course of an investigation.

Whistleblower Compliance Website for Confidential and Anonymous Reporting

If you are aware of any breach of the Code, you are obligated to report violations to the Whistleblower Compliance Website, or to the Compliance Officer or to the chairperson of the Audit Committee. The Whistleblower Compliance Website is operated by a third-party service provider, which the Company has engaged to receive such reports, the contact details for which are listed below. You may make such reports on a completely anonymous and confidential basis by reporting complaints on the Whistleblower Compliance Website. Employees may report on the Whistleblower Compliance Website any concerns he or she may have with respect to the Company, including, but not limited to, concerns with the Company’s business or operations, suspected violations of the Code, securities or antifraud laws, accounting issues, any law relating to fraud against stockholders, or any other issue concerning the Company or such employee’s employment or other relationship with the Company. Reports made on the Whistleblower Compliance Website will, in turn, be provided directly to the Compliance Officer and the Audit Committee on an anonymous (to the extent the report was made anonymously) and confidential basis. The Whistleblower Compliance Website and the hotline may be reached 24 hours a day, 7 days a week at https://www.whistleblowerservices.com/belitebio.

Anti-Retaliation Pledge

Employees who in good faith (a) reports a suspected violation under the Code by any employee, or by the Company or its agents acting on its behalf, or(b) raises issues or concerns regarding the Company’s business or operations, in either case on the Whistleblower Compliance Website, to Compliance Officer or to the chairperson of the Audit Committee, may not be fired, demoted, reprimanded or otherwise harmed for, or because of, the reporting of the suspected violation, issue or concern, regardless of whether the suspected violation, issue or concern involves the employee, his or her supervisor or senior management of the Company.

In addition, employees who in good faith reports a suspected violation under the Code that he or she reasonably believes constitutes a violation of a federal statute by the Company, or its agents acting on its behalf, to a federal regulatory or law enforcement agency may not be reprimanded, discharged, demoted, suspended, threatened, harassed or in any manner discriminated against in the terms and conditions of his or her employment for, or because of, the reporting of the suspected violation, regardless of whether the suspected violation involves the employee, his or her manager or senior management of the Company.

III.          CONFLICTS OF INTEREST

Identifying Conflicts of Interest

A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole. An employee should actively avoid any private interest that may impact such employee’s ability to act in the interests of the Company or that may make it difficult to perform the employee’s work objectively and effectively. In general, the following should be considered conflicts of interest:

●Competing Business. No employee may be employed by a business that competes with the Company or deprives it of any business.

●Corporate Opportunity. No employee should use corporate property, information or his or her position with the Company to secure a business opportunity that would otherwise be available to the Company. If an employee discovers a business opportunity that is in the Company’s line of business through the use of the Company’s property, information or position, the employee must first present the business opportunity to the Company before pursuing the opportunity in his or her individual capacity.

●Financial Interests.

(i)No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company;

(ii)No employee may hold any ownership interest in a privately held company that is in competition with the Company;

(iii)An employee may hold up to 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer;

(iv)No employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company; and

(v)Notwithstanding the other provisions of this Code,

(a)	a director or any family member of such director (collectively, “Director Affiliates”) or a senior officer or any family member of such senior officer (collectively, “Officer Affiliates”) may continue to hold his or her investment or other financial interest in a business or entity (an “Interested Business”) that:

(1)	was made or obtained either (x) before the Company invested in or otherwise became interested in such business or entity; or (y) before the director or senior officer joined the Company (for the avoidance of doubt, regardless of whether the Company had or had not already invested in or otherwise become interested in such business or entity at the time the director or senior officer joined the Company); or

(2)	may in the future be made or obtained by the director or senior officer, provided that at the time such investment or other financial interest is made or obtained, the Company has not yet invested in or otherwise become interested in such business or entity;

provided that such director or senior officer shall disclose such investment or other financial interest to the Board;

(b)	an interested director or senior officer shall refrain from participating in any discussion among senior officers of the Company relating to an Interested

Business and shall not be involved in any proposed transaction between the Company and an Interested Business; and

(c)	before any Director Affiliate or Officer Affiliate (i) invests, or otherwise acquires any equity or other financial interest, in a business or entity that is in competition with the Company; or (ii) enters into any transaction with the Company, the related director or senior officer shall obtain prior approval from the Audit Committee of the Board.

For purposes of this Code, a company or entity is deemed to be “in competition with the Company” if it competes with the Company’s business of researching, developing, manufacturing and commercialization of biopharmaceutical drugs or other therapeutic treatments for age-related metabolic diseases and conditions, including macular degeneration, liver disease and diabetes.

●Loans or Other Financial Transactions. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

●Service on Boards and Committees. No employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the Board before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate.

The above is in no way a complete list of situations where conflicts of interest may arise. The following questions might serve as a useful guide in assessing a potential conflict of interest situation not specifically addressed above:

●	Is the action to be taken legal?

●	Is it honest and fair?

●	Is it in the best interests of the Company?

Disclosure of Conflicts of Interest

The Company requires that employees fully disclose any situations that could reasonably be expected to give rise to a conflict of interest. If an employee suspects that he or she has a conflict of interest, or a situation that others could reasonably perceive as a conflict of interest, the employee must report it immediately to the Compliance Officer. Conflicts of interest may only be waived by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public to the extent required by law and applicable rules of the Nasdaq Stock Market.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of the Company. If a member of an employee’s family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship and the terms and conditions of the relationship must be no less favorable to the Company compared with those that would apply to an unrelated party seeking to do business with the Company under similar circumstances.

Employees should report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor or the Compliance Officer. For purposes of this Code, “family members” or “members of employee’s family” include an employee’s spouse, siblings, parents, in-laws and children.

IV.          GIFTS AND ENTERTAINMENT

The giving and receiving of appropriate gifts may be considered common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should never compromise, or appear to compromise, an employee’s ability to make objective and fair business decisions.

It is the responsibility of employees to use good judgment in this area. As a general rule, employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment is in compliance with applicable law, insignificant in amount and not given in consideration or expectation of any action by the recipient. All gifts and entertainment expenses made on behalf of the Company must be properly accounted for on expense reports.

We encourage employees to submit gifts received to the Company.

Bribes and kickbacks are criminal acts, strictly prohibited by law. An employee must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

V.            FCPA COMPLIANCE

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of FCPA does not only violate the Company’s policy but also constitute a civil or criminal offense under FCPA which the Company is subject to after the Effective Time. No employee shall give or authorize directly or indirectly any illegal payments to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, any such payment must be discussed with and approved by an employee’s supervisor (in the case of the chief executive officers, by the board of directors) in advance before it can be made.

VI.          PROTECTION AND USE OF COMPANY ASSETS

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each employee should:

●	Exercise reasonable care to prevent theft, damage or misuse of Company property;

●	Promptly report any actual or suspected theft, damage or misuse of Company property;

●	Safeguard all electronic programs, data, communications and written materials from unauthorized access; and

●	Use Company property only for legitimate business purposes.

Except as approved in advance by the Chief Executive Officer or Chief Financial Officer of the Company, the Company prohibits political contributions (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contributions include:

●	any contributions of the Company’s funds or other assets for political purposes;

●	encouraging individual employees to make any such contribution; and

●	reimbursing an employee for any political contribution.

VII.        INTELLECTUAL PROPERTY AND CONFIDENTIALITY

Employees should abide by the Company’s rules and policies in protecting the intellectual property and confidential information, including the following:

●	All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of the Company’s assets or resources while working at the Company shall be the property of the Company.

●	Employees should maintain the confidentiality of information entrusted to them by the Company or the entities with which the Company has business relationships, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its business associates, if disclosed.

●	The Company maintains a strict confidentiality policy. During an employee’s term of employment with the Company, the employee shall comply with any and all written or unwritten rules and policies concerning confidentiality and shall fulfill the duties and responsibilities concerning confidentiality applicable to the employee.

●	In addition to fulfilling the responsibilities associated with his or her position in the Company, an employee shall not, without obtaining prior approval from the Company, disclose, announce or publish trade secrets or other confidential business information of the Company, nor shall an employee use such confidential information outside the course of his or her duties to the Company.

●	Even outside the work environment, an employee must maintain vigilance and refrain from disclosing important information regarding the Company or its business, business associates or employees.

●	An employee’s duty of confidentiality with respect to the confidential information of the Company survives the termination of such employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the employee.

●	Upon termination of employment, or at such time as the Company requests, an employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

VIII.      ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

The Company is required to report its financial results and other material information about its business to the public and the SEC. It is the Company’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

●	Financial results that seem inconsistent with the performance of the underlying business;

●	Transactions that do not seem to have an obvious business purpose; and

●	Requests to circumvent ordinary review and approval procedures.

The Company’s senior financial officers and other employees working in the finance department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Compliance Officer.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to:

●	issuing or reissuing a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);

●	not performing audit, review or other procedures required by generally accepted auditing standards or other professional standards;

●	not withdrawing an issued report when withdrawal is warranted under the circumstances; or

●	not communicating matters required to be communicated to the Company’s Audit Committee.

IX.         COMPANY RECORDS

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. The Company’s records are a source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. An employee is responsible for understanding and complying with the Company’s record keeping policy. An employee should contact the Compliance Officer if he or she has any questions regarding the record keeping policy.

X.          COMPLIANCE WITH LAWS AND REGULATIONS

Each employee has an obligation to comply with the laws of the cities, provinces, regions and countries in which the Company operates. This includes, without limitation, laws covering commercial bribery and kickbacks, patents, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees are expected to understand and comply with all laws, rules and regulations that apply to their positions at the Company. If any doubt exists about whether a course of action is lawful, the employee should seek advice immediately from the Compliance Officer.

XI.         DISCRIMINATION AND HARASSMENT

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. For further information, employees should consult the Compliance Officer.

XII.       FAIR DEALING

Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

XIII.      HEALTH AND SAFETY

The Company strives to provide employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threats of violence are not permitted.

Each employee is expected to perform his or her duty to the Company in a safe manner, not under the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

XIV.      VIOLATIONS OF THE CODE

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of the Company and its employees.

If an employee knows of or suspects a violation of this Code, it is such employee’s responsibility to immediately report the violation to the Compliance Officer, who will work with the employee to investigate his or her concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Compliance Officer and the Company will protect the employee’s confidentiality to the extent possible, consistent with the law and the Company’s need to investigate the employee’s concern.

It is the Company’s policy that any employee who violates this Code will be subject to appropriate discipline, including termination of employment, based upon the facts and circumstances of each particular situation. An employee’s conduct, if it does not comply with the law or with this Code, can result in serious consequences for both the employee and the Company.

The Company strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee inflicting reprisal or retaliation against another employee for reporting a known or suspected violation will be subject to disciplinary action, including termination of employment.

XV.       WAIVERS OF THE CODE

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the

Board; provided that waiver of this Code for executive officers or directors must be made by the Board, and should be promptly disclosed to the public if so required by and in accordance with applicable laws and regulations and rules of the Nasdaq Stock Market.

XVI.      CONCLUSION

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If employees have any questions about these guidelines, they should contact the Compliance Officer. We expect all employees to adhere to these standards. Each employee is separately responsible for his or her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If an employee engages in conduct prohibited by the law or this Code, such employee will be deemed to have acted outside the scope of his or her employment. Such conduct will subject the employee to disciplinary action, including termination of employment.